# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### August 25, 2016

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Bristol-Myers Squibb Company

### File No. 1-01136 - CF#34039

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Bristol-Myers Squibb Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 28, 2016.

Based on representations by Bristol-Myers Squibb Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10c | through July 28, 2026 |
| Exhibit 10d | through July 28, 2026 |
| Exhibit 10e | through July 28, 2026 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary